Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
                              CONTINUING OPERATIONS
           ----------------------------------------------------------
                              (Dollars in Millions)

                               Nine Months
                                  Ended           Year Ended December 31
                               September 30  --------------------------------
                                2000   1999   1999   1998    1997   1996   1995
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest          $74    $75    $95   $105     $82    $78    $76
Capitalized interest              12     24     26     46      31     11     13
Other interest and fixed
  charges                        281    269    365    318     352    428    486
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent           9     11     14     15      20     37     46
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                 $376   $379   $500   $484    $485   $554   $621
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $2483  $1631  $2098  $1671   $1761  $1887   $909
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)             6.60   4.30   4.20   3.45    3.63   3.41   1.46
                                ====   ====   ====   ====    ====   ====   ====